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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 15, 2016

Re:	AC Immune SA

Registration Statement on Form F-1

Filed on May 31, 2016

File No. 333-211714

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 14, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, (i) a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on May 31, 2016 and (ii) three marked copies of the revised Exhibit 8.1 legal opinion filed as an exhibit to the Registration Statement showing changes from the Exhibit 8.1 legal opinion confidentially submitted to the Commission on September 25, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	2	June 15, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows

Comparison of the First Three Months Ended March 31, 2016 and 2015

Financing activities, page 79

1.	Please revise the date of the conclusion of the Series E Extension private placement from April 2015 to April 2016.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement.

Exhibits 8.1 and 8.2

2.	We note your response to comment six of our letter dated May 25, 2016. However, it appears that you are providing short-form opinions for both material Swiss tax considerations and material U.S. federal tax considerations. As such, you must revise your disclosure under “Taxation” to state that the discussion is the opinion of each counsel and the disclosure must set forth counsels’ opinions with respect to each material tax consequence. As noted, the disclosure as currently drafted states that “generally” a certain tax consequence will apply or that counsel “expects” a certain tax consequence to occur. Please revise your disclosure throughout to clearly identify and articulate the opinions being rendered. Please also remove the disclosure that this section is a summary and does not address all tax consequences of the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 179-185 of the Registration Statement.

3.	We note that the short-form opinion filed as Exhibit 8.1 states that counsel is of the opinion that “as of the date hereof” the discussion in the registration statement is “an accurate summary in all material respects of the tax matters purported to be described therein.” Because the opinion is dated September 25, 2015 and refers to the filing of the Draft Registration Statement, it is not opining on the disclosure that appears in the current form of the registration statement. In addition, counsel’s opinion on the accuracy of the prospectus disclosure is not the appropriate subject of the opinion. Instead, counsel must opine on the tax consequences of the offering. Please revise to opine that the applicable tax disclosure in the registration statement is the opinion of counsel. Refer to Section III of Staff Legal Bulletin 19 (October 14, 2011).

Response:	In response to the Staff’s comment, Exhibit 8.1 to the Registration Statement has been revised and re-filed as an exhibit thereto.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	3	June 15, 2016

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Andrea Pfeifer, Chief Executive Officer

George Pavey, Chief Financial Officer

AC Immune SA